Exhibit 10.1

Kulicke & Soffa Industries Inc. 1005 Virginia Drive Fort Washington, PA 19034 USA
215-784-6000 phone
215-659-7588 fax
www.kns.com

November 16, 2010

Mr. Jonathan H. Chou

Dear Jonathan:

As we discussed, the principal terms of your employment are set forth below.  You will be an employee of Kulicke & Soffa Pte Ltd.  (the “Company”), and you will be elected to the office of Senior Vice President and Chief Financial Officer of Kulicke and Soffa Industries, Inc. (“KSI”).   If you are in agreement, please sign, date and return a copy of this letter.

Start Date:	December 13, 2010

Location:	Singapore

Base Salary:	An amount in Singapore dollars equal to US$285,000 per annum converted using the 30-day average exchange rate on the date of this letter, payable in accordance with Company practice.

Incentive Cash Bonus:
Annual Target is 65% of Base Salary with a range of 0% to 200% of target based on performance.  Bonuses are awarded and paid quarterly.  Performance targets will be determined by the Management Development and Compensation Committee of the Board of Directors of KSI.   The terms of the incentive cash bonus plan for executive officers may be revised by the Board of Directors of KSI.

Please refer Company’s Proxy Statement dated 12/31/2009 for plan details.

Sign-On Equity Awards
You will be granted two equity awards equal to US$550,000 based on the share price on the date of grant.

The first equity award will be equal to US$366,000 and will be granted in the form of Performance Share Units under the KSI 2009 Equity Plan.    The service period and the performance period are thirty-six months.  The award cliff-vests 36 months from the date of grant.  The payout will be between zero and 200% of the number of share units granted, based upon shareholder return relative to a market index.

The second equity award will be equal to US$184,000 and will be granted in the form of Restricted Share Unit Awards under the KSI 2009 Equity Plan.  The award vests ratably over 36 months, with one-third vesting on each anniversary of the grant date.

Please refer to KSI’s Proxy Statement dated 12/31/2009 and the 2009 Equity Plan for plan details.

Sign-On Cash Bonus:
A lump sum cash payment of US$150,000 is to be paid on your Start Date converted to Singapore dollars using the 30-day average exchange rate on the date of this letter.  This cash payment must be returned to the Company if your employment is terminated by the Company for “Cause” or if you resign for any reason other than “Good Reason,” (as such terms are defined in KSI’s officer severance policy) before the one-year anniversary of your Start Date.

Benefits:	Global medical coverage will be provided for you and your family.

Vacation:	Twenty-two (22) vacation days per year.

Severance:
If either the Company terminates your employment for any reason other than “Cause” or if you resign for “Good Reason,” (as such terms are defined in the Company’s officer severance policy). You will be entitled to:

•
An amount equal to 18 months’ base salary as of the last day of your employment, subject to your entering into a general release in favor of the Company, KSI, and all other KSI or Company affiliates, satisfactory to the Company.  If you do not enter into the general release, you will only be entitled to six months of base salary.  In no event will any severance be paid to you if you are employed by, a director of, or an advisor to, a competitor of KSI during the applicable severance period.  Non-competition and confidentiality will be addressed in a separate agreement between you and the Company.

•
Severance payments will be paid as follows: salary continuation on your regularly scheduled pay dates for 18 months; provided that, if on your termination date, stock of KSI (or any other entity considered a single employer with KSI under U.S. Treas. Reg. §1.409A-1(g) or any successor thereto) is publicly traded on an established securities market or otherwise, severance payments shall not be made or commence to be made before the first business day following the six-month period beginning on your termination date.  Any installment payments that would otherwise have been made within such six-month period shall accumulate and be paid in one lump sum on the first business day following such six-month period.  Remaining severance payments shall be paid on your regularly scheduled pay dates beginning with the first regularly scheduled pay date occurring after the six-month period that begins on your termination date.

	•	Continuation of participation for you and your family in medical, prescription drug, dental, and vision benefit programs for any applicable severance period.
	•	Continuation of eligibility to participate in Company life insurance program to a maximum of six months after the last day of your employment, subject to the agreement of the life insurance provider.
•
Vesting of any stock options would stop on the last day of your employment. You would have three months after such date to exercise vested stock options, unless different terms apply under the applicable stock option plan(s). Any entitlement to share awards would be determined in accordance with the terms of the applicable plan.

	•	The terms of this policy are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Change-in-control:
We will provide to you a change-in-control agreement, which will, in general, provide that if your employment is terminated by the Company for any reason other than Cause, or you terminate your employment voluntarily for Good Reason (as such terms are defined in the change-in-control agreement), within 18 months after a Change of Control of KSI, you will receive the following payments and benefits:

•
An amount equal to 18 months of your annual base salary plus target annual incentive bonus (“target” is 100% achievement), subject to you entering into a general release in favor of the Company, KSI and its subsidiaries, acceptable to Company.  If you do not enter into the general release, you will only be entitled to six months of base salary.   The timing of these payments is subject to the six month delay described above in this offer letter in the paragraph entitled “Severance.”

	•	Continuation of benefits during the severance period for your spouse and dependent children at the same premium rate as in effect prior to your termination date;
	•	Continuation of eligibility to participate in the Company’s life insurance program for a maximum of six months after the last day of your employment if permitted by the life insurance provider; and
	•	Please refer to the 2009 Equity Plan for the terms of equity awards upon a change in control of KSI.

•
You understand that the KSI Board may review change in control arrangements with you and other executives in the future in light of, among other things, changes in applicable regulations or market practices.

Relocation	•	Reimbursement of actual relocation expenses including household goods move, replacement insurance, airfare, visa support and temporary living assistance during your family’s transition to Singapore.

Transition to Singapore	•	S$10,000 per month housing allowance for 24 months starting in June 2011;
	•	Subsidy of 50% of the costs of education for your two dependent children for 48 months and
	•	Tax preparation and filing assistance for 2010 through 2012.

Equity Ownership Guideline
You will be expected to reach and maintain an ownership level of 33,000 shares. Under the current Equity Ownership Guidelines, you must retain one half of your net restricted stock awards (“net” meaning after sales to cover tax liability incurred at vesting) until the requirement level of 33,000 shares is reached.  The Equity Ownership Guidelines are subject to modification by the Board of Directors of KSI in light of, among other things, changes in applicable regulations or market practices.

Recovery of Previously Paid Executive Compensation
If the Board of Directors of KSI or the Management Development and Compensation Committee of the Board of Directors of KSI determines that any fraud, gross negligence or intentional misconduct by you was a significant factor contributing to KSI restating all or a portion of its financial statement(s), the Board or the Committee will take, in its discretion, such action as it deems necessary to remedy the fraud, gross negligence or intentional misconduct and prevent its recurrence. The Board or the Committee will also review the facts and circumstances underlying the restatement, and if any incentive award was calculated based on the achievement of financial results that were subsequently reduced due to a restatement, may in its discretion (i) require reimbursement to the Company of all or a portion of the incentive award; (ii) cancel any unvested or outstanding incentive award; and (iii) seek reimbursement of any gains realized on the exercise of the incentive awards. Under the policy, the Company may seek to recover or recoup incentive awards that were paid or vested up to 60 months prior to the date the applicable restatement is disclosed.  The terms of this policy are subject to modification by the Board of Directors in light of, among other things, changes in applicable regulations or market practices.

Full Time Employment
You will devote your full time, attention, and energies to the business of the Company and KSI, and will not engage in any other business activity.  You are permitted to serve on the boards of directors of other companies, only with the prior consent of the Chief Executive Officer, and as long as such service on outside boards of directors does not, in the opinion of the Chief Executive Officer, conflict or interfere with your duties to the Company or KSI.

We are looking forward to having you join us.

Very truly yours,

/s/ Bruno Guilmart
For Kulicke & Soffa Pte Ltd.
Bruno Guilmart

Accepted and Agreed:

/s/ Jonathan H. Chou
Jonathan H. Chou